February 7, 2007


By facsimile to (212) 400-6901 and U.S. Mail


Mr. Mark A. Beemer
President and Chief Executive Officer
Alternative Energy Sources, Inc.
310 West 20th Street, 2nd Floor
Kansas City, MO 64108-2005

Re:	Alternative Energy Sources, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed January 25, 2007
File No. 333-137948

Dear Mr. Beemer:

	We reviewed the filing and have the comments below.

Executive Compensation, page 45

1. Please update to include compensation information for 2006.

2. Registration statements, including pre-effective and post-effective amendments filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our latest update on executive compensation dated January 27, 2007 and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance`s section under "SEC
Divisions" on the Commission`s website at http://www.sec.gov. We direct your attention particularly to section II.D.1. of the release and the seventh Q&A in the transition Q&As.

      8-K dated January 10, 2007 and filed January 17, 2007

Exhibit 99.1

3. We note the phrase "within the meaning of Section 27A of the Securities Act of 1993, and Section 21E of the Securities Exchange Act of 1934." As noted in comment 16 in our November 2, 2006 letter,
Alternative Energy is ineligible to rely on the safe harbor for forward-looking statements because Alternative Energy is a penny stock issuer. To avoid confusion on the applicability of the Private
Litigation Reform Act of 1995, delete in future filings the references to the Securities Act and the Exchange Act. Alternatively, state explicitly in future filings that Alternative Energy is ineligible to rely on the acts` safe harbor provisions.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Alternative Energy may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Alternative Energy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Alternative Energy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Alternative Energy requests acceleration of the registration statement`s effectiveness, Alternative Energy should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Alternative Energy from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Alternative Energy may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Alternative Energy provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	Kenneth S. Goodwin, Esq.
	Gottbetter & Partners, LLP
	488 Madison Avenue, 12th Floor
	New York, NY 10022

	Louis W. Zehil, Esq.
	McGuireWoods LLP
	1345 Avenue of the Americas, 7th Floor
	New York, NY 10105



Mr. Mark A. Beemer
February 7, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE